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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 6)

                     SOLICITATION/RECOMMENDATION STATEMENT

                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                             VLSI TECHNOLOGY, INC.

                           (Name Of Subject Company)

                             VLSI TECHNOLOGY, INC.

                      (Name Of Person(s) Filing Statement)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title Of Class Of Securities)

                                   918270109

                     (Cusip Number Of Class Of Securities)

                            ------------------------

                                ALFRED J. STEIN
                            CHIEF EXECUTIVE OFFICER
                             VLSI TECHNOLOGY, INC.
                                1109 MCKAY DRIVE
                           SAN JOSE, CALIFORNIA 95131

                                 (408) 434-3100

          (Name, Address And Telephone Number Of Person Authorized To
   Receive Notice And Communications On Behalf Of Person(s) Filing Statement)

                            ------------------------

                                   COPIES TO:

                             CHRISTOPHER L. KAUFMAN
                                LATHAM & WATKINS
                             135 COMMONWEALTH DRIVE
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 328-4600

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    This Amendment No. 6 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on March 18, 1999 (as subsequently amended, the "Schedule 14D-9"), by VLSI Technology, Inc., a Delaware corporation ("VLSI"), relating to the cash tender offer by Koninklijke Philips Electronics N.V., a company organized under the laws of The Netherlands ("Philips"), and KPE Acquisition Inc. ("KPE"), a Delaware corporation and an indirect wholly owned subsidiary of Philips, to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), of VLSI including the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Common Share Rights Agreement, dated as of November 7, 1989, as amended on August 12, 1992, as amended and restated on August 24, 1992 and as further amended and restated as of March 7, 1999, all as set forth in the Second Amended and Restated Rights Agreement (the "Second Amended and Restated Rights Agreement"), between VLSI and BankBoston, N.A. (formerly The First National Bank of Boston), as Rights Agent, at a price of $17.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in KPE's Offer to Purchase dated March 5, 1999 and the related Letter of Transmittal (which together constitute the "Philips Offer"). The Philips Offer is disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 5, 1999 (as subsequently amended, the "Schedule 14D-1"), as filed with the Commission. Unless otherwise indicated, all capitalized terms used but not defined shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND.

    The response to Item 3 is hereby amended and supplemented by adding the following:

    On April 7, 1999, VLSI and Philips entered into a Confidentiality/Standstill Agreement (the "Philips Confidentiality/Standstill Agreement") pursuant to which VLSI will provide Philips with access to VLSI's senior management and confidential business information. The Philips Confidentiality/Standstill Agreement is filed as Exhibit 31 hereto and is incorporated by reference herein.

    According to the terms of the Philips Confidentiality/Standstill Agreement, representatives of VLSI, including officers thereof, and VLSI's legal and financial advisors will conduct due diligence sessions with representatives of Philips, including officers thereof, and Philips' legal and financial advisors on April 8, 1999 and April 9, 1999, with the opportunity for follow-up due diligence thereafter.

    Under the provisions of the Philips Confidentiality/Standstill Agreement, Philips will not, from April 7, 1999 to May 10, 1999, with certain exceptions, among other things, (a) purchase Shares of VLSI, whether pursuant to the Philips Offer or otherwise, (b) solicit written consents from VLSI stockholders, or (c) seek to convene a special meeting of the stockholders of VLSI.

    From April 7, 1999 to 5:00 p.m. New York time, on May 7, 1999, neither Philips nor its affiliates nor VLSI will solicit proxies for use at VLSI's 1999 annual meeting of stockholders or take steps in furtherance thereof by filing preliminary proxy materials with the Commission. Also, pursuant to the Philips Confidentiality/Standstill Agreement, VLSI will set June 8, 1999 as the date of its 1999 annual meeting of stockholders and May 10, 1999 as the record date for the annual meeting of stockholders. The standstill provisions of the Philips Confidentiality/Standstill Agreement will terminate under certain circumstances specified in the agreement, including VLSI entering into a strategic transaction with a third party.

    VLSI has also entered into confidentiality/standstill agreements with other third parties. VLSI expects that, pursuant to the terms of such agreements, the standstill provisions of these agreements will be modified to be substantially similar to the standstill provisions in the Philips Confidentiality/Standstill Agreement.

    The process being conducted by VLSI will result in continued discussions and negotiations with one or more third parties; could result in VLSI requesting third parties to make a formal proposal to engage in a strategic transaction with VLSI; could result in one or more third parties making a formal proposal pursuant to VLSI's request; could result in an auction of VLSI involving the multiple parties that have

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communicated expressions of interest in VLSI; and could result at any time in an agreement for a strategic transaction between VLSI and a third party. No assurance can be given that the discussions and negotiations will result in a request for or submission of any proposal or will result in an auction of VLSI or that any such proposal, if made, by one or more parties will result in an agreement to engage in a strategic transaction with VLSI.

    The Philips Confidentiality/Standstill Agreement is filed as Exhibit 31 hereto and is incorporated by reference herein.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    The response to Item 4 is hereby amended and supplemented by adding the following:

    From April 5, 1999 to April 7, 1999, VLSI's and Philips's advisors negotiated the terms of the Philips Confidentiality/Standstill Agreement.

    On April 6, 1999, the Board, in a telephonic meeting, received a lengthy presentation from VLSI's management and legal and financial advisors regarding the status of discussions and negotiations with third parties. The Board also approved the terms of the Philips Confidentiality/Standstill Agreement.

    On April 8, 1999, VLSI issued a press release announcing the execution of the Philips Confidentiality/ Standstill Agreement. A copy of the press release is filed as Exhibit 32 hereto and is incorporated by reference herein.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    The response to Item 7 is hereby amended and supplemented by adding the following:

    VLSI has entered into confidentiality/standstill agreements pursuant to which VLSI has provided and will provide other parties and Philips with access to VLSI's senior management and confidential business information. The process being conducted by VLSI will result in continued discussions and negotiations with one or more third parties; could result in VLSI requesting third parties to make a formal proposal to engage in a strategic transaction with VLSI; could result in one or more third parties making a formal proposal pursuant to VLSI's request; could result in an auction of VLSI involving the multiple parties that have communicated expressions of interest in VLSI; and could result at any time in an agreement for a strategic transaction between VLSI and a third party. Any such agreement with one party would relate to or result in an extraordinary transaction such as a merger or reorganization, involving VLSI or one or more subsidiaries of VLSI and another company; a purchase, sale or transfer of a material amount of assets by VLSI or one or more subsidiaries of VLSI; a tender offer for or other acquisition of securities by or of VLSI; or a material change in the present capitalization or dividend policy of VLSI. No assurance can be given that the discussions and negotiations will result in a request for or submission of any proposal or will result in an auction of VLSI or that any such proposal, if made, by one or more parties will result in an agreement to engage in a strategic transaction with VLSI.

    The Board has determined and affirmed that disclosure of the possible terms of any transactions or proposals of the type referred to above in this Item 7 prior to an agreement in principle with respect thereto would jeopardize the initiation or continuation of negotiations with respect to such transactions and proposals and has, accordingly, instructed management not to disclose such possible terms, or the parties thereto, until such agreement has been reached or as may otherwise be required by law.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    The response to Item 9 is hereby amended by the addition of the following new exhibits:

       31. Philips Confidentiality/Standstill Agreement dated April 7, 1999 between VLSI Technology, Inc. and Koninklijke Philips Electronics N.V.

       32. Press release issued by VLSI dated April 8, 1999.

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                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

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Dated: April 8, 1999                            VLSI TECHNOLOGY, INC.

                                                By:  /s/ Alfred J. Stein
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                                                    Name:  Alfred J. Stein
                                                    Title:   Chairman of the Board and
                                                           Chief Executive Officer
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